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FILE NO. 82-5234

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JAN 23 2002

Shareholders embrace new Fortis share

The Extraordinary Meetings of Shareholders of Fortis (B) and Fortis (NL) have approved the proposal to create the Fortis share, which will replace the Fortis (B) share and the Fortis (NL) share. The new share represents one twinned share in each of the companies Fortis SA/NV and Fortis N.V., the two new parent companies of Fortis. As planned the Fortis share will have a primary listing on both Euronext Brussels and Euronext Amsterdam and a secondary listing on the Luxembourg Stock Exchange as of Monday 17 December 2001. Fortis will also maintain a sponsored over-the-counter ADR programme in the United States.

The new Fortis share will provide a single investment opportunity in Fortis and the shareholders will benefit from Fortis's increased weightings in major stock market indices.
Over time, this will lead to higher market visibility, increased liquidity and a higher demand for the Fortis share.

The expected index benefits of unification have now been confirmed by each of the key index providers. Euronext has confirmed that the full market capitalization of the new Fortis shares will be eligible for inclusion in the AEX, the BEL20 and the Euronext indices. MSCI, FTSE and STOXX have announced that they will include the Fortis share at full market capitalization in their indices, subject to free-float adjustments (see appendix including the new Fortis index weightings).

All holders of the Fortis share now have voting rights in both the Belgian and Dutch parent companies and each shareholder has the po. choose to receive either a wholly Belgian or a wholly Dutch dividend.

The new share will be officially introduced on the stock exchanges of Brussels, Amsterdam and Luxembourg on 17 December 2001.

U.S. POST OFFICE DELAYED

Appendix

SUPPL

Index weightings based on the closing prices on 7 December 2001

	Current weightings (%)[1]		Combined	Expected Weightings of Fortis share (%)[1]
	Fortis (NL)	Fortis (B)	Weightings (%)[1]	
AEX (10% limit)	3.5	-	3.5	9.5[2]
BEL20 (25% limit)	-	20.3	20.3	25.0
Euronext 100	0.9	1.2	2.1	2.1
FTSE Europe ex-UK	0.4	0.4	0.8	0.9
FTSE World	0.1	0.1	0.2	0.2
STOXX	0.2	0.3	0.5	0.5
Euro STOXX	0.5	0.6	1.1	1.1
Euro STOXX 50	-	0.9	0.9	1.7
MSCI World	-	0.1	0.1	0.1
MSCI Europe	-	0.3	0.3	0.5
MSCI EAFE	-	0.2	0.2	0.4

1) MSCI weightings based on free-float adjusted MSCI Provisional Indices


02002698

2) Based on Provisional Index Constituent List announced by Euronext Amsterdam on 20 November 2001

Ticker codes*

	Euronext Brussels	Euronext Amsterdam
Bloomberg	FORB BB	FORA NA
Reuters	FOR.BR	FOR.AS

**) As from Monday 17 December 2001*